Chip Wilson Launches Website in Campaign for Change at lululemon

www.CreativityFirstlulu.com Underscores the Quantum of Change Needed at lululemon and the Value of Wilson's Three Highly Qualified Independent Director Nominees

VANCOUVER, BC, March 5, 2026 /PRNewswire/ -- Chip Wilson, Founder of lululemon athletica inc. (NASDAQ: LULU) ("lululemon" or the "Company") and one of lululemon's largest shareholders, today announced the launch of the campaign website www.CreativityFirstlulu.com. The website details Wilson's view on the quantum of change needed at lululemon and showcases the three highly qualified independent director candidates he's nominated for election to the Company's Board of Directors (the "Board") at the Company's 2026 Annual Meeting of Shareholders (the "Annual Meeting").

Today's website launch marks Wilson's latest step in his campaign to unlock value for all lululemon shareholders, allowing shareholders to engage with Wilson's case for change and get to know his independent director nominees. Wilson believes that lululemon requires a refreshed skillset in the Boardroom to renew focus on creativity, product excellence and a recommitment to the original muse ahead of a new CEO being named, as well as the declassification of its Board.

"My intention has always been to act in the best interest of my fellow shareholders of lululemon," said Wilson. "This campaign is about safeguarding the Company's future and a conviction that lululemon's best years remain ahead, provided the right strategic and governance changes are made quickly."

The website highlights Wilson's independent nominees, Marc Maurer, Laura Gentile and Eric Hirshberg, all of whom have the strong creative, brand-first experience.

Shareholders are encouraged to visit www.CreativityFirstlulu.com to review the need for change and learn about Wilson's nominees.

Certain Information Concerning the Participants

Dennis J. "Chip" Wilson, together with the other Participants (as defined below), intends to file with the U.S. Securities and Exchange Commission (the "SEC") a definitive proxy statement on Schedule 14A (the "Definitive Proxy Statement") and accompanying **GOLD** Universal Proxy Card to be used to solicit proxies from the shareholders of the Company in connection with the Annual Meeting.

SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE PARTICIPANTS HAVE FILED OR WILL FILE WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ABOUT THE MATTERS TO BE VOTED ON AT THE ANNUAL MEETING AND ADDITIONAL INFORMATION RELATING TO THE PARTICIPANTS AND THEIR DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE.

The participants in the solicitation of proxies are Mr. Wilson, Anamered Investments Inc., LIPO Investments (USA), Inc., Wilson 5 Foundation, Wilson 5 Foundation Management Ltd., Five Boys Investments ULC, Shannon Wilson, Low Tide Properties Ltd., House of Wilson Ltd., Marc Maurer, Laura Gentile and Eric Hirshberg (collectively, the "Participants").

The Definitive Proxy Statement and accompanying GOLD Universal Proxy Card will be furnished to some or all of the Company's shareholders and will be, along with other relevant documents, available at no charge on the SEC's website at https://www.sec.gov/.

Information about the Participants and a description of their direct or indirect interests, by security holdings or otherwise, is contained on an amendment to Schedule 13D filed by the Participants with the SEC on February 27, 2026, and is available here. By virtue of the relationship among the Participants as members in a Schedule 13(d) group, all the Participants, individually, are deemed to beneficially own the 9,904,856 shares of Common Stock of the Company, par value $0.005 (of which 5,115,961 are shares of the Company's special voting stock paired with an equal number of exchangeable shares of Lulu Canadian Holding, Inc., on a fully-converted basis) owned in the aggregate by all of the Participants.

Contacts

Media
Val Mack, val.mack@fticonsulting.com
Pat Tucker, pat.tucker@fticonsulting.com

Investors

Scott Winter, Gabrielle Wolf
Innisfree M&A Incorporated
(212) 750-5833

SOURCE Chip Wilson